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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Capterra Financial Group, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
14073X100
(CUSIP Number)
Joseph Zimlich
103 West Mountain Ave.
Fort Collins, Colorado 80524
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 30, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14073X100	Page	2	of	9

1	NAMES OF REPORTING PERSONS BOCO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		9,736,379

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,736,379

WITH	10	SHARED DISPOSITIVE POWER

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,736,379

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – Limited Liability Company

CUSIP No.	14073X100	Page	3	of	9

1	NAMES OF REPORTING PERSONS Pat Stryker Living Trust, dated October 14, 1976

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		9,736,379

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,736,379

WITH	10	SHARED DISPOSITIVE POWER

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,736,379

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – Trust

CUSIP No.	14073X100	Page	4	of	9

1	NAMES OF REPORTING PERSONS Pat Stryker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Colorado

	7	SOLE VOTING POWER

NUMBER OF		9,736,379

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		--

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,736,379

WITH	10	SHARED DISPOSITIVE POWER

--

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,736,379

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 14073X100	Page 5 of 9
ITEM 1. SECURITY AND ISSUER.
This Schedule 13D (this “Schedule”) relates to the shares of common stock, $0.001 par value (the “Common Stock”), of Capterra Financial Group, Inc., a Colorado corporation (the “Company”), formerly known as Across America Real Estate Corp. The principal executive offices of the Company are located at 700 Seventeenth Street, Suite 1200, Denver Colorado 80202.
ITEM 2. IDENTITY AND BACKGROUND.
The persons filing this statement (collectively, the “Reporting Persons”) are:
(a)	BOCO Investments, LLC, a Colorado limited liability company (“BOCO”);

(b)	Pat Stryker Living Trust, dated October 14, 1976, as amended; and

(c)	Pat Stryker, a Colorado resident.
BOCO is a Colorado limited liability company. The principal business of BOCO is to purchase, hold and sell securities for investment purposes. The controlling member of BOCO is the Pat Stryker Living Trust, dated October 14, 1976, as amended. The principal purpose of the Pat Stryker Living Trust is to hold securities and other assets for estate planning purposes. The trustee of the Pat Stryker Living Trust is Pat Stryker.
The business address of each of the Reporting Persons is 103 West Mountain Ave., Fort Collins, Colorado 80524.
During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making any of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On June 30, 2008, pursuant to a Securities Exchange Agreement with the Company, BOCO Investments, LLC (“BOCO”) converted all 250,000 shares of Series A Convertible Preferred Stock held by BOCO into shares of Common Stock of the Company. BOCO received 9,375,000 shares of Common Stock upon conversion and its shares of Series A Convertible Preferred Stock were retired. As of July 21, 2008, the Company effected a two-for-one reverse stock split of the Common Stock resulting in BOCO’s ownership of 4,687,500 shares of Common Stock related to this transaction.

CUSIP No. 14073X100	Page 6 of 9
Under the terms of the Securities Exchange Agreement, BOCO also exchanged $3,000,000 of Subordinated Revolving Notes for shares of Common Stock. BOCO received 9,375,000 shares of Common Stock upon exchange of the Notes and the Notes were cancelled. Following the reverse stock split described above, BOCO’s ownership, as of July 21, 2008, is 4,687,500 shares of Common Stock related to this transaction.
In connection with the conversion and exchange described above, the Company paid accrued dividends and interest payable to BOCO in an aggregate amount of $484,932 by issuing 722,758 shares of Common Stock. Following the reverse stock split described above, BOCO’s ownership, as of July 21, 2008, is 361,379 shares of Common Stock related to this transaction.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons intend to hold the shares of Common Stock for long-term investment. The Reporting Persons have no current plan to dispose of the shares of Common Stock. Except as set forth below, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
In connection with the conversion and exchange described in Item 3, BOCO and GDBA Investments, LLLP, another shareholder of the Company (“GDBA”), amended their existing Shareholders’ Agreement dated September 28, 2006. Under the amended Agreement, GDBA and BOCO will each have the right to nominate one person to the Company’s Board of Directors and each have agreed to vote their shares in favor of such nominees. Joseph Zimlich, who is currently a director, has been nominated by BOCO and G. Brent Backman, who also is currently a director, has been nominated by GDBA. Further, GDBA and BOCO have agreed to nominate the Company’s current Chief Executive Officer to the Board and each have agreed to vote their shares in favor of such nominee. Finally, GDBA and BOCO have agreed to nominate up to four additional outside directors as may mutually be agreed to by them. The authorized number of directors on the board of directors shall not be increased to more than seven directors without the unanimous approval of the board. None of the four additional outside directors have been named yet. The amended Shareholder Agreement is for a period of five years, and terminates on June 30, 2013.
ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.
Based upon information provided by the Company, there were 16,036,625 shares of Common Stock outstanding prior to the transactions described above. In connection with the conversion and exchange described in Item 3, the Company issued 19,472,758 shares to BOCO, 11,062,657 to GDBA and 633,187 to Joseph Zimlich, resulting in total outstanding shares of 47,205,227 following the conversions and exchanges. As of July 21, 2008, following the two-for-one reverse stock split, there were 26,602,614 shares of Common Stock outstanding. Of this amount, the Reporting Persons are the beneficial owners of Common Stock constituting approximately 41.25% of the shares of Common Stock issued and outstanding.

CUSIP No. 14073X100	Page 7 of 9
In addition, BOCO owns a Revolving Note of the Company in the principal amount of $7,000,000. The Revolving Note matures on September 28, 2009 and bears interest per annum at the highest of:
(i)	the ninety day average for U.S. Treasury Notes with a 10-year maturity as determined on the last Business Day of each calendar quarter, using the constant maturity calculation, plus 150 basis points;

(ii)	six percent (6%); or

(iii)	the highest effective interest rate accruing on certain of the Company’s outstanding indebtedness at any time during the applicable calendar quarter.
(b) Each of the Reporting Persons has sole power to vote and direct the disposition of the shares for which it is deemed to be the beneficial owner.
(c) Other than as disclosed above in Item 3, the Reporting Persons have not engaged in any transactions with respect to the Common Stock during the past 60 days.
(d) Not applicable.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.
As described above in Item 4, BOCO has entered into an amended Shareholders’ Agreement with GDBA pursuant to which BOCO has agreed to vote its shares of Common Stock in connection with the election of certain persons to the board of directors of the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
See the Index of Exhibits.

CUSIP No. 14073X100	Page 8 of 9
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOCO Investments, LLC

By: Bohemian Asset Management, Inc., its Manager

By:	/s/ Joseph C. Zimlich

Name: Joseph C. Zimlich
Title: President

CUSIP No. 14073X100	Page 9 of 9
Index of Exhibits.

Exhibit 1	Securities Exchange Agreement dated June 30, 2008 by and among the Company and BOCO Investments, LLC

Exhibit 2	Amended and Restated Shareholders’ Agreement dated June 30, 2008 by and among the Company, BOCO Investments, LLC and GDBA Investments, LLLP